Exhibit 99.4

VOTING AND SUPPORT AGREEMENT

THIS AGREEMENT is made as of June 28, 2019

AMONG:

CUMMINS INC., a corporation existing under the laws of Indiana (the “Parent”)

- and -

ATLANTIS ACQUISITIONCO CANADA CORPORATION, a corporation existing under the laws of Ontario (the “Purchaser”)

- and -

Douglas Alexander (the “Securityholder”)

RECITALS:

1.	The Securityholder is the beneficial owner of, or has control or direction over, the Subject Securities.

2.	The Securityholder understands that Hydrogenics Corporation (the “Company”), Parent and Purchaser are, contemporaneously with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement.

3.	This Agreement sets out the terms and conditions of the agreement of the Securityholder to abide by the covenants in respect of the Subject Securities and the other restrictions and covenants set forth herein.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

Capitalized terms used and not otherwise defined herein have the meanings ascribed thereto in the Arrangement Agreement. In this Agreement, including the recitals:

“Arrangement Agreement” means the arrangement agreement dated as of the date hereof among the Company, Parent and Purchaser;

“Business Day” means any day, other than a Saturday, a Sunday or a day on which commercial banks are authorized or obligated by law to be closed in Toronto, Ontario, or on which any Exchange is closed;

“Exchange” means the Toronto Stock Exchange or the Nasdaq Global Market or, in each case, any successor thereto.

“Expiry Time” has the meaning ascribed thereto in Section 3.1(a);

“Law” or “Laws” means all federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, Orders, rulings, ordinances or legally binding policies, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity that, in each case have the force of law, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are binding upon or applicable to such Party or its business or assets;

“Notice” has the meaning ascribed thereto in Section 4.8;

“Subject Securities” means the Subject Shares, any Company Options, DSUs, PSUs and RSUs owned or controlled by the Securityholder, as set forth in Schedule A;

“Subject Shares” means all Company Shares owned or controlled by the Securityholder, which, for greater certainty, shall include any Company Shares issuable upon the exercise of any Company Options and all of the vested and unvested PSUs and RSUs owned or controlled by the Securityholder; and

“Transfer” has the meaning ascribed thereto in Section 3.1(a)(i).

1.2	Singular; Plural, etc.

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.3	Headings, etc.

The division of this Agreement into Articles, Sections and Schedules and the insertion of the recitals and headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement and, unless otherwise stated, all references in this Agreement or in the Schedules hereto to Articles, Sections and Schedules refer to Articles, Sections and Schedules of and to this Agreement or of the Schedules in which such reference is made, as applicable.

1.4	Date for any Action

If any period expires on a day which is not a Business Day or any event or condition is required by the terms of this Agreement to occur or to be fulfilled on a day which is not a Business Day, such period shall expire or such event or condition shall occur or be fulfilled, as the case may be, on the next succeeding day which is a Business Day.

1.5	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein. Each of the parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the courts of the Province of Ontario.

1.6	Incorporation of Schedules

The Schedules attached hereto and described below shall, for all purposes hereof, form an integral part of this Agreement.

Schedule A – Subject Securities

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Securityholder

The Securityholder represents and warrants to Purchaser (and acknowledges that Purchaser is relying on these representations and warranties in completing the transactions contemplated hereby and by the Arrangement Agreement) the matters set out below:

(a)	The Securityholder has the legal capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Securityholder and constitutes a valid and binding obligation of the Securityholder enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(b)	The Subject Securities represent all the securities of the Company beneficially owned, directly or indirectly, or controlled or directed by the Securityholder as at the date hereof. Other than the Subject Securities, neither the Securityholder nor any affiliate, as applicable (i) owns beneficially, or exercises control or direction over, directly or indirectly, additional securities of the Company or any of its affiliates or (ii) has any agreement or option, or right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Securityholder or any affiliate, as applicable, or transfer to the Securityholder or any affiliate, as applicable, of additional securities of the Company or any of its affiliates;

(c)	The Securityholder is, and will continue to be on the Record Date, the beneficial owner of the Subject Securities (subject to any exercise of Company Options, PSUs and RSUs in accordance with their terms for Company Shares), with good and marketable title thereto, free and clear of all encumbrances, liens, restrictions (other than resale, vesting or other similar restrictions), charges, claims and rights of others;

(d)	The Securityholder has the right to vote (to the extent permitted by the attributes of such Subject Securities) or direct the voting of the Subject Securities;

(e)	No person has any agreement or option, or any right or privilege (whether by Laws, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of the Subject Securities or any interest therein or right thereto, except Purchaser pursuant to the Arrangement; and

(f)	Other than this Agreement, the Omnibus Incentive Plan, Legacy Option Plan and the DSU Plan, none of the Subject Securities are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of any of the Company’s securityholders or give consents or approvals of any kind.

2.2	Representations and Warranties of Parent and Purchaser

Parent and Purchaser jointly and severally represent and warrant to the Securityholder (and acknowledge that the Securityholder is relying on these representations and warranties in completing the transactions contemplated hereby) the matters set out below:

(a)	Parent is a corporation incorporated and validly existing under the Laws of Indiana, and has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. Purchaser is a corporation incorporated and validly existing under the Laws of Ontario, and has all necessary corporate power, authority and capacity to enter into this Agreement and to carry out its obligations under this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Parent and Purchaser. This Agreement has been duly executed and delivered by Parent and Purchaser and constitutes a valid and binding obligation of Parent and Purchaser enforceable against both Parent and Purchaser in accordance with its terms, subject to bankruptcy, insolvency and other Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may only be granted in the discretion of a court of competent jurisdiction;

(b)	None of the execution and delivery by either of Parent or Purchaser of this Agreement or the completion of the transactions contemplated hereby or the compliance by Parent or Purchaser with their respective obligations hereunder will violate, contravene, result in any breach of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time or both would constitute a default under, any term or provision of: (i) any constating or governing documents, by-laws or resolutions of Parent or Purchaser; (ii) any contract to which Parent or Purchaser is a party or by which Parent or Purchaser or any of the property or assets of Parent or Purchaser are bound; (iii) any judgment, decree, order or award of any Governmental Entity; or (iv) any applicable Laws;

(c)	There is no private or governmental action, suit, claim, arbitration, investigation or other proceeding in progress or pending before any Governmental Entity, or, to the knowledge of Parent or Purchaser, threatened against Parent or Purchaser or any of its affiliates or any of their directors or officers (in their capacities as such) that, individually or in the aggregate, would adversely affect in any manner Parent’s ability or Purchaser’s ability to enter into this Agreement or perform its obligations under this Agreement. There is no judgment, decree or order against Parent or Purchaser or any of its affiliates or any of their directors or officers (in their capacities as such) that would prevent, enjoin, alter, delay or adversely affect in any manner the ability of Parent or Purchaser to enter into this Agreement or to perform its obligations under this Agreement; and

(d)	No consent, waiver, approval, authorization, Order, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by Parent or Purchaser in connection with the execution and delivery by Purchaser and enforcement against Parent or Purchaser of this Agreement or the consummation of any transactions provided for herein, except for, in either case, for those specifically set forth in the Arrangement Agreement with respect to the consummation of the Arrangement.

ARTICLE 3
COVENANTS

3.1	Covenants of the Securityholder

(a)	The Securityholder hereby covenants that from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms and the Effective Time (such earlier time being the “Expiry Time”), the Securityholder shall not:

(i)	sell, transfer, gift, assign, convey, pledge, hypothecate, encumber, option, grant a security interest in or otherwise dispose of any right or interest in (any such event, a “Transfer”) any of the Subject Securities, or enter into any agreement, arrangement or understanding in connection therewith, without having first obtained the prior written consent of Purchaser, other than (W) pursuant to the Arrangement Agreement, or (X) the exercise of Company Options, PSUs or RSUs in accordance with their terms for Company Shares that will become subject to this Agreement as if they were Subject Shares owned by the Securityholder on the date hereof; or

(ii)	other than as set forth herein, grant any proxies or powers of attorney, deposit any Subject Securities into a voting trust, in any way transfer any of the voting rights associated with any of the Subject Securities, or enter into a voting agreement understanding or arrangement with respect to (X) the right to vote, (Y) the calling of meetings of Common Shareholders or (Z) the giving of any consents or approvals of any kind with respect to any Subject Securities.

(b)	The Securityholder hereby covenants, undertakes and agrees from time to time, until the Expiry Time to vote (or cause to be voted) all the Subject Securities at any meeting of any of the securityholders of the Company at which the Securityholder is entitled to vote, including without limitation the Company Meeting, and in any action by written consent of the securityholders of the Company:

(i)	in favour of the approval, consent, ratification and adoption of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement (and any actions required for the consummation of the transactions contemplated by the Arrangement Agreement); and

(ii)	against any:

(A)	merger, reorganization, consolidation, amalgamation, arrangement, business combination, or share exchange, liquidation, dissolution, recapitalization, or similar transaction involving the Company;

(B)	sale, lease or transfer of any significant part of the assets of the Company;

(C)	Acquisition Proposal;

(in each case other than the transactions contemplated by the Arrangement Agreement, and any other agreement or transaction involving Parent or Purchaser or their affiliates)

(E)	action that would reasonably be expected to impede, delay, interfere with, or discourage the transactions contemplated by the Arrangement Agreement; and

(F)	action that would result in a breach of any covenant or other obligation of the Company in the Arrangement Agreement.

In connection with the foregoing, subject to this Section 3.1(b), the Securityholder hereby agrees to deposit a proxy, duly completed and executed in respect of all of the Subject Securities at least 10 days prior to the Company Meeting, voting all such Subject Securities in favour of the Arrangement Resolution. The Securityholder hereby agrees that neither it nor any person on its behalf will take any action to withdraw, amend or invalidate any proxy deposited by the Securityholder pursuant to this Agreement notwithstanding any statutory or other rights or otherwise which the Securityholder might have unless prior written consent from Purchaser has been obtained or this Agreement is terminated in accordance with Section 4.1.

(c)	The Securityholder hereby consents to:

(i)	details of this Agreement being set out in any information circular and court documents produced by the Company, Purchaser or any of their respective affiliates in connection with the transactions contemplated by this Agreement and the Arrangement Agreement; and

(ii)	this Agreement being made publicly available, including by filing on SEDAR and EDGAR, without redaction other than certain contact information set out in Section 4.8 herein;

in each case, if and to the extent required under applicable Securities Laws.

3.2	Covenants of Parent and Purchaser

(a)	Parent and hereby covenant to consummate the transactions contemplated by the Arrangement Agreement, in accordance with the terms thereof and subject to the termination rights therein.

(b)	Parent and Purchaser hereby covenant to use its reasonable commercial efforts to assist the Company in effecting the Arrangement and to successfully complete the Arrangement in the manner contemplated by this Agreement and the Arrangement Agreement.

ARTICLE 4
GENERAL

4.1	Termination

This Agreement shall terminate and be of no further force or effect upon the earliest to occur of:

(a)	the agreement in writing of Parent, Purchaser and the Securityholder;

(b)	the termination of the Arrangement Agreement in accordance with its terms;

(c)	written notice by the Securityholder if:

(i)	the Effective Time has not occurred on or prior to the Outside Date;

(ii)	the Arrangement Agreement is amended to decrease or change the form of the Consideration, or is amended in any other respect that is materially adverse to the Securityholder;

(iii)	Parent or Purchaser has not complied in all material respects with the covenants in Section 3.2 or the Arrangement Agreement; or

(iv)	the Company is entitled to terminate its obligations under the Arrangement Agreement or if there is a Change in Recommendation.

4.2	Effect of Termination

If this Agreement is terminated in accordance with the provisions of Section 4.1, no party will have any further liability to perform its obligations under this Agreement except as expressly contemplated by this Agreement.

4.3	Time of the Essence

Time shall be of the essence in this Agreement.

4.4	Equitable Relief; Specific Performance

The parties agree that irreparable harm will occur for which money damages will not be an adequate remedy at Law in the event that any of the provisions of this Agreement are not performed by any of the parties in accordance with their terms or are otherwise breached. It is accordingly agreed that in the event of a breach or threatened breach of the provisions of this Agreement by a party hereto, the other party hereto shall be entitled to seek an injunction or injunctions and other equitable relief and shall be entitled to apply for an order or orders for specific performance as may be necessary to ensure that the other party complies with and performs its obligations under this Agreement. Each party hereto hereby agrees not to seek the posting of any security bond or other assurance in respect of such injunctive or other equitable relief. Such remedies will not be deemed to be exclusive remedies for any breach of this Agreement and will be in addition to all other remedies available at Law or equity.

4.5	Capacity and Fiduciary Duties

Nothing herein shall restrict or limit the actions of any director or officer required to be taken in the discharge of his or her fiduciary duties as a director or officer of the Securityholder or any subsidiary of the Securityholder, as applicable. Purchaser further hereby agrees that the Securityholder is entering into this Agreement and the understandings herein solely in its capacity as a securityholder of the Company and that the provisions of this Agreement shall not be deemed or interpreted to bind the Securityholder or any of its affiliates, directors or officers, as applicable, in his or her capacity as a director or officer of the Company or any of its subsidiaries. For greater certainty, nothing herein shall in any way restrict, limit or prohibit any person from taking in good faith any actions, or in any way limit any actions that a person may take necessary to discharge such person’s fiduciary duties as a director or officer of the Company or any of its subsidiaries or that is permitted by the Arrangement Agreement and any such action taken by a director or officer of the Company or any of its subsidiaries shall not constitute a violation of this Agreement.

4.6	Waiver; Amendment

Each party hereto agrees and confirms that any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Securityholder and Purchaser or in the case of a waiver, by the party against whom the waiver is to be effective and no failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise.

4.7	Entire Agreement

This Agreement (including the schedules attached to this Agreement) constitute the entire agreement and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof.

4.8	Notices

Any notice, consent or approval required or permitted to be given in connection with this Agreement (in this Section referred to as a “Notice”) shall be in writing and shall be sufficiently given if delivered (whether in person, by courier service or other personal method of delivery), or if transmitted by e-mail:

(a)	if to Purchaser or Parent:

Cummins Inc.

500 Jackson Street

P.O. Box 3005

Columbus, Indiana 47202-3005

Attention:            Thaddeus B. Ewald

                            Vice President – Corporate Strategy and Business Development
E-mail:                [personal contact information redacted]

with a copy (which shall not constitute notice) to:

Gowling WLG (Canada) LLP

Suite 1600, 100 King Street W.

Toronto, Ontario M5X 1G5

Attention:           Nurhan Aycan
Telephone:         416-862-7661
E-mail:               nurhan.aycan@gowlingwlg.com

(b)	if to the Securityholder:

Douglas Alexander

220 Admiral Boulevard

Mississauga, Ontario

L5T 2N6

Email:                    [personal contact information redacted]

Any Notice delivered or transmitted to a party as provided above shall be deemed to have been given and received on the day it is delivered or transmitted, provided that it is delivered or transmitted on a Business Day prior to 5:00 p.m. local time in the place of receipt. If the Notice is delivered or transmitted after 5:00 p.m. local time or if the day is not a Business Day, then the Notice shall be deemed to have been given and received on the next Business Day.

Either party hereto may, from time to time, change its address by giving Notice to the other party in accordance with the provisions of this Section.

4.9	Severability

If, in any jurisdiction, any provision of this Agreement or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision shall, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Agreement and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

4.10	Successors and Assigns

This Agreement shall be binding on and shall enure to the benefit of the parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties without the prior written consent of all parties.

4.11	Expenses

Each party shall pay all costs and expenses (including the fees and disbursements of legal counsel and other advisers) it incurs in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

4.12	Independent Legal Advice

Each of the parties hereby acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution of this Agreement that they have either done so or waived their right to do so in connection with the entering into of this Agreement.

4.13	Further Assurances

The parties hereto shall, with reasonable diligence, do all things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Agreement, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Agreement and carry out its provisions, whether before or after the Effective Time.

4.14	Execution and Delivery

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile or other electronic transmission, and all the counterparts and electronic copies together constitute one and the same agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Agreement.

CUMMINS INC.

By:	“Thaddeus B. Ewald”
Name: Thaddeus B. Ewald
Title: Vice President – Corporate Strategy and Business Development

ATLANTIS ACQUISITIONCO CANADA CORPORATION

By:	“Thaddeus B. Ewald”
Name: Thaddeus B. Ewald
Title: Director

“Douglas Alexander”
Name: Douglas Alexander

SCHEDULE A

SUBJECT SECURITIES

Subject Shares	Company Options	DSUs	PSUs	RSUs
2,558	N/A	68,952	N/A	N/A

A-1